

中策集團有限公司

China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

9th June, 2003

Re: China Strategic Holdings Limited – File No. 82-3596

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03022661

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the Joint Announcement dated 15th May, 2003 in relation to the Restoration of Public Float.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of the document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited



Jenny Chan
Secretary

Encl.

JC/DT/CSH03

dlw 6/16

File No. 82-3596

The Standard **Friday, May 16, 2003**


Rosedale



ROSEDALE HOTEL GROUP LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

RESTORATION OF PUBLIC FLOAT

The boards of Rosedale Hotel Group and China Strategic Holdings announce that approximately 28.1% of the shares of Rosedale Hotel Group are held in the hands of the public which is in compliance with rule 8.08 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The failure to restore the public float of Rosedale Hotel Group to at least 25% by 2nd April, 2003 constituted a breach of rule 8.08 of the Listing Rules. The Stock Exchange reserves the right to take action against Rosedale Hotel Group and, or, its directors in respect of this breach of the Listing Rules.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

Reference is made to the joint announcement dated 4th April, 2003, in relation to the placing of existing shares of Rosedale Hotel Group by China Strategic Holdings.

RESTORATION OF PUBLIC FLOAT

The board of China Strategic Holdings announces that during the period from 13th May, 2003 to 15th May, 2003 China Strategic Holdings sold a total of 265,000,000 shares of Rosedale Hotel Group to the independent third parties not connected with the Directors, chief executive or substantial shareholders of China Strategic Holdings and Rosedale Hotel Group or any of their subsidiaries or any of their respective associates (as defined in the Listing Rules) at consideration of HK$0.072 per share. The shareholding interest in Rosedale Hotel Group of China Strategic Holdings has reduced to approximately 22.7% of the issued shares of Rosedale Hotel Group, and approximately 28.1% are held in the hands of the public which is in compliance with rule 8.08 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The failure to restore the public float of Rosedale Hotel Group to at least 25% by 2nd April, 2003 constituted a breach of rule 8.08 of the Listing Rules. The Stock Exchange reserves the right to take action against Rosedale Hotel Group and, or, its directors in respect of this breach of the Listing Rules.

The board of Rosedale Hotel Group announces that it is in compliance with rule 8.08 of the Listing Rules.

The board of Rosedale Hotel Group has noted the recent increase in trading volume of the shares of the company and confirmed that save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the board of Rosedale Hotel Group aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

By Order of the Board
ROSEDALE HOTEL GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Ling, Eva
Executive director

Hong Kong, 15th May, 2003